SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule l3a-16 of
the Securities Exchange Act of 1934

For the month of August, 2002
Commission File Number 1-8819

BT Group plc

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosures: two company announcements made on August 23, 2002:-

ESAT Group Limited announces Tender offer and consent solicitation in respect of its 11 7/8% senior notes due 2008

ESAT Group Limited announces Tender offer and consent solicitations in respect of its 11 7/8% senior notes due 2009

one company announcement made on August 22, 2002:-

Notification of Interests of Directors: Ben Verwaayen; Sir Christopher Bland; Paul Reynolds; Andy green; Pierre Danon; Ian Livingston.

one company announcement made on August 23, 2002:-

Notification of major interest in shares - Barclays PLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
plc

Date: August 27, 2002 By:

PATRICIA DAY
Authorized Representative

August 23, 2002

ESAT GROUP LIMITED ANNOUNCES TENDER OFFER AND CONSENT SOLICITATION IN RESPECT OF ITS 11 7/8% SENIOR NOTES DUE 2008

BT today announced that Esat Group Limited (formerly known as Esat Telecom Group PLC and Esat Holdings Limited) ("Esat") – a wholly owned subsidiary - is commencing an offer to purchase any and all of its $160,000,000 aggregate principal amount outstanding of its 11 7/8% Senior Notes due 2008 (the "Notes"). The total purchase price (the "Total Purchase Price") for each $1,000 principal amount of Notes validly tendered and accepted for purchase shall be an amount based on a 75 basis point fixed spread over the yield of the 3.00% U.S. Treasury bond due November 30, 2003 as of 9:00 a.m., New York City time, on the second business day immediately preceding the expiration date of the tender offer, which amount includes a consent payment of $25.00 (the "Consent Payment") which will be paid to eligible holders as described below. The tender offer is scheduled to expire at 5:00 p.m., New York City time on September 23, 2002, unless extended. Notes accepted for payment in the tender offer will be purchased on the third business day following the expiration date or as soon as practicable thereafter. Esat will pay accrued interest to the date of purchase.

In conjunction with its tender offer, Esat is also soliciting consents from holders of the Notes to effect certain amendments to the indenture under which the Notes were issued. Holders who validly tender their Notes and provide consents to the proposed amendments on or prior to 5:00 p.m., New York City time, on September 9, 2002, unless otherwise extended, (the "Consent Payment Deadline") will be eligible to receive the Consent Payment. Holders who tender their Notes after the Consent Payment Deadline will be eligible to receive the Total Purchase Price minus the Consent Payment. Consummation of the tender offer and consent solicitation is subject, among other things, to Esat receiving valid and unrevoked tenders of Notes and related consents representing at least a majority in aggregate principal amount of Notes outstanding.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any Notes. The tender offer and consent solicitation are being made solely by the Offer to Purchase and Consent Solicitation Statement dated August 23, 2002.

Date of Notification: 15 August 2002

End

August 23, 2002

ESAT GROUP LIMITED ANNOUNCES TENDER OFFER AND CONSENT SOLICITATION IN RESPECT OF ITS 11 7/8% SENIOR NOTES DUE 2009

BT today announced that Esat Group Limited (formerly known as Esat Telecom Group PLC and Esat Holdings Limited) ("Esat") – a wholly owned subsidiary - is commencing an offer to purchase any and all of its €174,984,000 aggregate principal amount outstanding of its 11 7/8% Senior Notes due 2009 (the "Notes"). The total purchase price (the "Total Purchase Price") for each €1,000 principal amount of Notes validly tendered and accepted for purchase shall be an amount based on a 75 basis point fixed spread over the yield of the 4.00% German Bundesschatzanweisungen due June 25, 2004 as of 2:00 p.m., London time, on the second business day immediately preceding the expiration date of the tender offer, which amount includes a consent payment of €25.00 (the "Consent Payment") which will be paid to eligible holders as described below. The tender offer is scheduled to expire at 5:00 p.m., London time on September 23, 2002, unless extended. Notes accepted for payment in the tender offer will be purchased on the third business day following the expiration date or as soon as practicable thereafter. Esat will pay accrued interest to the date of purchase.

In conjunction with its tender offer, Esat is also soliciting consents from holders of the Notes to effect certain amendments to the indenture under which the Notes were issued. Holders who validly tender their Notes and provide consents to the proposed amendments on or prior to 5:00 p.m., London time, on September 9, 2002, unless otherwise extended, (the "Consent Payment Deadline") will be eligible to receive the Consent Payment. Holders who tender their Notes after the Consent Payment Deadline will be eligible to receive the Total Purchase Price minus the Consent Payment. Consummation of the tender offer and consent solicitation is subject, among other things, to Esat receiving valid and unrevoked tenders of Notes and related consents representing at least a majority in principal amount of Notes outstanding.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any Notes. The tender offer and consent solicitation are being made solely by the Offer to Purchase and Consent Solicitation Statement dated August 23, 2002.

End

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Ben Verwaayen
Sir Christopher Bland
Paul Reynolds
Andy Green
Pierre Danon
Ian Livingston

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Change in the technical interests of the above Directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Change in the technical interests of the above Directors

7) Number of shares/amount of stock acquired:

Recovery of 3510 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

21 August 2002

14) Date Company informed

21 August 2002

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Directors have technical interests, as at 21 August 2002 under Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 15,948,859 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
- A technical interest, together with all employees of BT Group plc in 31,870,183 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
- A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

- A technical interest, together with all employees of BT Group plc, in 3832 ordinary shares held in the name of Halifax Corporate Trustees Limited.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 22 August 2002

End

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

BT Group plc

2) Name of shareholder having a major interest

Barclays plc through the following legal entities

Legal Entity --------------------------- Holding ---- Percentage Held

Woolwich Pension Fund Trust Co Ltd ------- 317,148 -- 0.0037
Barclays Private Bank and Trust Ltd ------ 574,290 -- 0.0066
Woolwich Life Ltd --------------------- 1,150,000 -- 0.0133
Barclays Global Invetors Japan Trust --- 7,419,768 -- 0.0856
Barclays Capital Securities Ltd -------- 1,024,343 -- 0.0118
Barclays Private Bank and Trust Ltd-------- 58,768 -- 0.0007
Barclays Global Investors, N.A. ------- 87,981,933 -- 1.0147
Barclays Life Assurance Co Ltd -------- 16,558,918 -- 0.191
Barclays Global Investors Ltd -------- 136,611,201 -- 1.5755
Barclays Private Bank and Trust Ltd ------ 430,178 -- 0.005
Barclays Private Bank Ltd -------------- 3,389,126 -- 0.0391
Barclays Global Investors Japan Inv ------ 363,031 -- 0.0042
Barclays Global Fund Advisors ---------- 2,240,989 -- 0.0258
Barclays Nikko Global Investors Ltd ---- 3,113,286 -- 0.0359
Barclays Bank Trust Company Ltd ---------- 285,445 -- 0.0033

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The shareholder named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
Twenty Nine Gracechurch Street Nominees Limited	581610	890,479
Twenty Nine Gracechurch Street Nominees Limited	583996	323,269
Twenty Nine Gracechurch Street Nominees Limited	586072	1,238,755
Twenty Nine Gracechurch Street Nominees Limited	586528	123,623
Chase Nominees Limited	18409	4,545,884
Chase Nominees Limited	20947	34,465,838
Bank of Ireland	BNX009IE	2,355,811
BARCLAYS CAPITAL NOMINEES LIMITED		1,023,263
BARCLAYS CAPITAL SECURITIES LTD		1,080
Barclays Trust Co DMC69		49,773
Barclays Trust Co E99		6,463
Barclays Trust Co R69		160,074
Barclays Trust Company as Executors of		27,003
Barclays Trust Company as Executors of		31,403

Barclays Trust Company as EXECUTORS/ADMINISTOR			10,729
Chase Nominees Limited		17011	135,439
Chase Nominees Limited		16344	740,225
Chase Nominees Limited		16345	1,406,948
Chase Nominees Limited		16331	2,726,294
Chase Nominees Limited		16341	2,595,485
Chase Nominees Limited		16341	7,628,878
Chase Nominees Limited			470,072
Chase Nominees Limited		16342	855,577
Chase Nominees Limited		16400	95,430,521
Chase Nominees Limited			317,148
Chase Nominees Limited		16376	2,168,958
Chuo Mitsui Trust Bank		BNN005IE	3,338
Chuo Mitsui Trust Bank		BNN019IE	23,307
Chuo Mitsui Trust Bank		BNN032IE	77,260
Chuo Mitsui Trust Bank		BNX012IE	183,610
Chuo Mitsui Trust Bank		BNX019IE	363,031
Clydesdale Nominees	HGB0125	1219	950
Clydesdale Nominees	HGB0125	7683	7,020
Clydesdale Nominees	HGB0125	7950	1,550
Clydesdale Nominees	HGB0125	12300	1,675
Clydesdale Nominees	HGB0125	13896	880
Clydesdale Nominees	HGB0125	16313	950
Clydesdale Nominees	HGB0125	18812	750
Clydesdale Nominees	HGB0125	21503	1,955
Clydesdale Nominees	HGB0125	21643	1,420
Clydesdale Nominees	HGB0125	21864	1,385
Clydesdale Nominees	HGB0125	21996	1,125
Clydesdale Nominees	HGB0125	22607	1,245
Clydesdale Nominees	HGB0125	23336	900
Clydesdale Nominees	HGB0125	23581	1,403
Clydesdale Nominees	HGB0125	24006	5,450
Clydesdale Nominees	HGB0125	24227	905
Clydesdale Nominees	HGB0125	24626	2,110
Clydesdale Nominees	HGB0125	24774	1,595
Clydesdale Nominees	HGB0125	24839	2,490
Clydesdale Nominees	HGB0125	24936	1,325
Clydesdale Nominees	HGB0125	24987	700
Clydesdale Nominees	HGB0125	25223	1,770
Clydesdale Nominees	HGB0125	25240	1,650
Clydesdale Nominees	HGB0125	203172	1,950
Clydesdale Nominees	HGB0125	209774	3,425
Clydesdale Nominees	HGB0125	218021	1,950
Clydesdale Nominees	HGB0125	222762	1,525
Clydesdale Nominees	HGB0125	224676	1,950
Clydesdale Nominees	HGB0125	225176	2,450
Clydesdale Nominees	HGB0125	323089	1,500
Clydesdale Nominees	HGB0125	323330	4,225
Clydesdale Nominees	HGB0125	323364	3,400
Clydesdale Nominees	HGB0125	323372	3,500
Clydesdale Nominees	HGB0125	323410	1,400
Clydesdale Nominees	HGB0125	323496	6,075
Clydesdale Nominees	HGB0125	323828	2,850
Clydesdale Nominees	HGB0125	324018	1,800
Clydesdale Nominees	HGB0125	324026	2,000

Clydesdale Nominees	HGB0125	324034	3,400
Clydesdale Nominees	HGB0125	324042	2,000
Clydesdale Nominees	HGB0125	324050	3,400
Clydesdale Nominees	HGB0125	324077	2,500
Clydesdale Nominees	HGB0125	324085	1,875
Clydesdale Nominees	HGB0125	324190	1,725
Clydesdale Nominees	HGB0125	324255	1,670
Clydesdale Nominees	HGB0125	419337	2,000
Clydesdale Nominees	HGB0125	447810	1,250
Clydesdale Nominees	HGB0125	456399	2,620
Clydesdale Nominees	HGB0125	461384	3,300
Clydesdale Nominees	HGB0125	462712	732
Clydesdale Nominees	HGB0125	471150	1,250
Clydesdale Nominees	HGB0125	472521	820
Clydesdale Nominees	HGB0125	479461	1,700
Clydesdale Nominees	HGB0125	479488	2,300
Clydesdale Nominees	HGB0125	479496	1,700
Clydesdale Nominees	HGB0125	485208	1,060
Clydesdale Nominees	HGB0125	486590	29,900
Clydesdale Nominees	HGB0125	493383	7,200
Clydesdale Nominees	HGB0125	493472	2,000
Clydesdale Nominees	HGB0125	493677	2,595
Clydesdale Nominees	HGB0125	494096	1,700
Clydesdale Nominees	HGB0125	497036	1,500
Clydesdale Nominees	HGB0125	497753	4,800
Clydesdale Nominees	HGB0125	592209	38,700
Clydesdale Nominees	HGB0125	593400	1,800
Clydesdale Nominees	HGB0125	594414	2,550
Clydesdale Nominees	HGB0125	594465	3,500
Clydesdale Nominees	HGB0125	594635	42,000
Clydesdale Nominees	HGB0125	594643	42,000
Clydesdale Nominees	HGB0125	594775	730
Clydesdale Nominees	HGB0125	595372	784
Clydesdale Nominees	HGB0125	595534	1,400
Clydesdale Nominees	HGB0125	595780	2,000
Clydesdale Nominees	HGB0125	595968	1,250
Clydesdale Nominees	HGB0125	596123	3,225
Clydesdale Nominees	HGB0125	597057	3,830
Clydesdale Nominees	HGB0125	597073	1,500
Clydesdale Nominees	HGB0125	597103	1,045
Clydesdale Nominees	HGB0125	597138	5,500
Clydesdale Nominees	HGB0125	597308	3,200
Clydesdale Nominees	HGB0125	597316	5,070
Clydesdale Nominees	HGB0125	597324	3,500
Clydesdale Nominees	HGB0125	597332	1,675
Clydesdale Nominees	HGB0125	597359	1,570
Clydesdale Nominees	HGB0125	597383	3,650
Clydesdale Nominees	HGB0125	597448	5,150
Clydesdale Nominees	HGB0125	597537	2,425
Clydesdale Nominees	HGB0125	597545	2,500
Clydesdale Nominees	HGB0125	597758	5,350
Clydesdale Nominees	HGB0125	608253	7,500
Clydesdale Nominees	HGB0125	619301	3,225
Clydesdale Nominees	HGB0125	639191	910
Clydesdale Nominees	HGB0125	639213	910
Clydesdale Nominees	HGB0125	640092	5,850

Clydesdale Nominees	HGB0125	644128	1,540
Clydesdale Nominees	HGB0125	645442	3,190
Clydesdale Nominees	HGB0125	651361	1,750
Clydesdale Nominees	HGB0125	668604	1,500
Clydesdale Nominees	HGB0125	672466	2,100
Clydesdale Nominees	HGB0125	673551	1,000
Clydesdale Nominees	HGB0125	679401	20,000
Clydesdale Nominees	HGB0125	680213	900
Clydesdale Nominees	HGB0125	681902	1,425
Clydesdale Nominees	HGB0125	686050	3,250
Clydesdale Nominees	HGB0125	691088	1,310
Clydesdale Nominees	HGB0125	691355	4,000
Clydesdale Nominees	HGB0125	691517	1,235
Clydesdale Nominees	HGB0125	692009	4,000
Clydesdale Nominees	HGB0125	692076	2,000
Clydesdale Nominees	HGB0125	692190	1,500
Clydesdale Nominees	HGB0125	692386	1,850
Clydesdale Nominees	HGB0125	692602	2,250
Clydesdale Nominees	HGB0125	693013	2,300
Clydesdale Nominees	HGB0125	693196	5,320
Clydesdale Nominees	HGB0125	693242	900
Clydesdale Nominees	HGB0125	693404	3,000
Clydesdale Nominees	HGB0125	693552	13,500
Clydesdale Nominees	HGB0125	693846	2,000
Clydesdale Nominees	HGB0125	694028	1,575
Clydesdale Nominees	HGB0125	694222	2,000
Clydesdale Nominees	HGB0125	694478	22,500
Clydesdale Nominees	HGB0125	694699	3,800
Clydesdale Nominees	HGB0125	694893	3,030
Clydesdale Nominees	HGB0125	696039	5,900
Clydesdale Nominees	HGB0125	696101	2,000
Clydesdale Nominees	HGB0125	701806	1,675
Clydesdale Nominees	HGB0125	702454	3,850
Clydesdale Nominees	HGB0125	702977	1,970
Clydesdale Nominees	HGB0125	703086	1,545
Clydesdale Nominees	HGB0125	703353	1,500
Clydesdale Nominees	HGB0125	703396	2,725
Clydesdale Nominees	HGB0125	703450	2,600
Clydesdale Nominees	HGB0125	703809	1,525
Clydesdale Nominees	HGB0125	703817	3,025
Clydesdale Nominees	HGB0125	703876	1,875
Clydesdale Nominees	HGB0125	703884	1,700
Clydesdale Nominees	HGB0125	703914	1,525
Clydesdale Nominees	HGB0125	703922	1,500
Clydesdale Nominees	HGB0125	703957	2,600
Clydesdale Nominees	HGB0125	807507	5,227
Clydesdale Nominees	HGB0125	807663	1,000
Clydesdale Nominees	HGB0125	825890	1,040
Clydesdale Nominees	HGB0125	870357	4,200
Clydesdale Nominees	HGB0125	886083	1,550
Clydesdale Nominees	HGB0125	887365	1,800
Clydesdale Nominees	HGB0125	3000000	1,165
Clydesdale Nominees	HGB0125	3000310	1,050
Clydesdale Nominees	HGB0125	3000379	1,300
Clydesdale Nominees	HGB0125	3000441	2,950
Clydesdale Nominees	HGB0125	3000468	1,525

Clydesdale Nominees	HGB0125	3000484	1,600
Clydesdale Nominees	HGB0125	3000522	1,425
Clydesdale Nominees	HGB0125	3100217	1,865
Clydesdale Nominees	HGB0125	3100241	1,870
Clydesdale Nominees	HGB0125	3100420	920
Clydesdale Nominees	HGB0125	3100926	5,050
Clydesdale Nominees	HGB0125	3101086	2,950
Clydesdale Nominees	HGB0125	3101108	910
Clydesdale Nominees	HGB0125	3101540	1,040
Clydesdale Nominees	HGB0125	3101876	1,440
Clydesdale Nominees	HGB0225	5192	16,000
Clydesdale Nominees	HGB0225	16100	770
Clydesdale Nominees	HGB0225	24839	795
Clydesdale Nominees	HGB0225	484058	800
Clydesdale Nominees	HGB0225	493871	2,000
Clydesdale Nominees	HGB0225	595798	1,993
Clydesdale Nominees	HGB0225	597758	2,650
Clydesdale Nominees	HGB0225	639205	1,000
Clydesdale Nominees	HGB0225	697132	950
Clydesdale Nominees	HGB0225	701601	8,050
Clydesdale Nominees	HGB0225	702764	500
Clydesdale Nominees	HGB0225	703825	784
Clydesdale Nominees	HGB0225	703833	4,500
Clydesdale Nominees	HGB0225	870934	8,450
Clydesdale Nominees	HGB0225	3000310	1,050
Clydesdale Nominees	HGB0325	209774	1,350
Clydesdale Nominees	HGB0325	702764	500
Clydesdale Nominees	HGB0525	209774	3,425
Clydesdale Nominees	HGB0625	209774	5,075
Clydesdale Nominees	HGB1025	837619	7,800
JPMorgan Chase Bank		BTC034IE	114,779
JPMorgan Chase Bank		BTC045IE	717,792
JPMorgan Chase Bank		BTGF01IE	622,437
JPMorgan Chase Bank		BTGF04IE	894,260
JPMorgan Chase Bank		BTGF05IE	444,048
JPMorgan Chase Bank		BTGF06IE	308,943
JPMorgan Chase Bank		BTGF07IE	173,255
JPMorgan Chase Bank		BTK001IE	955,918
JPMorgan Chase Bank		BTS004IE	964,863
JPMorgan Chase Bank		BTS022IE	105,357
JPMorgan Chase Bank		BTS024IE	39,821
JPMorgan Chase Bank		BTS028IE	2,078,295
Mitsubishi Trust Bank		BNN014IE	192,364
Mitsubishi Trust Bank		BNN018IE	38,922
Mitsubishi Trust Bank		BNN033IE	74,293
Mizuho Trust Bank		BNN024IE	40,271
Nutraco Nominees Limited			1,150,000
Twenty Nine Gracechurch Street Nominees Limited		428169	685,411
Twenty Nine Gracechurch Street Nominees Limited		500227	31,399,882
Twenty Nine Gracechurch Street Nominees Limited		502872	14,209,793
Twenty Nine Gracechurch Street Nominees Limited		508068	3,999,457
Twenty Nine Gracechurch Street Nominees Limited		527191	14,331,875
Twenty Nine Gracechurch Street Nominees		536747	1,821,418

Limited		
Twenty Nine Gracechurch Street Nominees Limited	540186	543,631
Twenty Nine Gracechurch Street Nominees Limited	552942	1,998,332
Twenty Nine Gracechurch Street Nominees Limited	555465	1,256,221
Twenty Nine Gracechurch Street Nominees Limited	555879	134,005
Twenty Nine Gracechurch Street Nominees Limited	569565	126,845
Twenty Nine Gracechurch Street Nominees Limited	573039	1,185,697
Twenty Nine Gracechurch Street Nominees Limited	579523	201,180
Twenty Nine Gracechurch Street Nominees Limited	713101	8,780,646
Twenty Nine Gracechurch Street Nominees Limited	911140	235,876
Twenty Nine Gracechurch Street Nominees Limited	583293	5,897,692
Twenty Nine Gracechurch Street Nominees Limited	584069	607,718
Twenty Nine Gracechurch Street Nominees Limited	585181	112,164
Twenty Nine Gracechurch Street Nominees Limited	585405	20,269
Twenty Nine Gracechurch Street Nominees Limited	585439	98,684
Sumitomo Trust Bank	BNN029IE	57,030
Sumitomo Trust Bank	BNN031IE	25,894
Sumitomo Trust Bank	BNN036IE	41,186
Swan Nominees Limited		428,934
Swan Nominees Limited		1,244
ZEBAN NOMINEES LIMITED		3,389,126

5) Number of shares/amount of stock acquired

261,518,424

6) Percentage of issued class

3.02%

7) Number of shares/amount of stock disposed

n/a

8) Percentage of issued class

n/a

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

14 August 2002

11) Date company informed

22 August 2002

12) Total holding following this notification

261,518,424

13) Total percentage holding of issued class following this notification

3.02%

14) Any additional information

none

15) Name of contact and telephone number for queries

Patricia Day 020 7356 5152

16) Name and signature of authorised company official responsible for making this notification

Patricia Day 020 7356 5152

Date of notification 23 August 2002